FOR IMMEDIATE RELEASE                Contact: Cedric Burgher
January 4, 2002                               Vice President-Investor Relations
                                              713/676-4933


                      HALLIBURTON SAYS NO BASIS FOR RUMORS

     DALLAS, Texas - Halliburton (NYSE:HAL) announced today that there is no basis to the spurious rumor that it has filed for bankruptcy or that such a filing is contemplated. The Company has also heard a rumor that there has been a new large asbestos jury verdict against it that has not been announced by the Company. That rumor is also unfounded. The Company conducts a vigorous defense of asbestos lawsuits and adverse verdicts will and do occur from time to time and will be promptly announced by the Company when they are materially adverse. It is the Company's policy that it does not respond to rumors. An exception has been made in this situation because of the serious and spurious nature of these particular rumors.

     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.


NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 2001 for a more complete discussion of such risk factors.

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